Exhibit 77(c)


               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 9, 2002 to approve the reorganization of the Fund as a newly created series of ING Mutual Funds, a Delaware business trust (For: 9,825,383, Against: 609,245).